UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        [ [] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Ateyeh Jr., Edward C.
   Collective Technologies
   Building 3, Suite 100
   9433 Bee Caves Road
   Austin, TX  78733

2. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     1,615,385      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $2.6250                                                                                 01/04/09
(right to buy)
Non-Qualified Stock Option     $3.5000
(right to buy)
Non-Qualified Stock Option     $15.9840                                                                                05/17/10
(right to buy)
Non-Qualified Stock Option     $20.0000                                                                                01/03/10
(right to buy)
Warrants                       $0.0400         05/10/01       J                          634              10/02/96     10/01/06
Warrants                       $0.0400         05/10/01       J                          234              10/02/96     10/01/06
Warrants                       $0.0400         05/10/01       J                          67               10/02/96     10/01/06
Warrants                       $0.0400         05/10/01       J                          300              10/02/96     10/01/06
Warrants                       $0.0400         05/14/01       J                          166              10/02/96     10/01/06
Warrants                       $0.0400         05/23/01       J                          66               10/02/96     10/01/06
Warrants                       $0.0400         05/24/01       J                          34               10/02/96     10/01/06
Warrants                       $0.0400         05/30/01       J                          100              10/02/96     10/01/06
Warrants                       $0.0400         05/31/01       J                          67               10/02/96     10/01/06

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   17,857                    17,857        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,000                     4,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,000                     4,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,674                     1,674         D   Direct
(right to buy)
Warrants                       05/10/01  Common Stock                   634           $1.3700                   D   Direct
Warrants                       05/10/01  Common Stock                   234           $1.3200                   D   Direct
Warrants                       05/10/01  Common Stock                   67            $1.3000                   D   Direct
Warrants                       05/10/01  Common Stock                   300           $1.3500                   D   Direct
Warrants                       05/14/01  Common Stock                   166           $1.5000                   D   Direct
Warrants                       05/23/01  Common Stock                   66            $1.4000                   D   Direct
Warrants                       05/24/01  Common Stock                   34            $1.4600                   D   Direct
Warrants                       05/30/01  Common Stock                   100           $1.2600                   D   Direct
Warrants                       05/31/01  Common Stock                   67            $1.2000     14,704        D   Direct

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/S/ Ateyeh Jr., Edward C.
DATE: June 8, 2001